Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, September 28, 2026

Franco-Nevada Announces Appointment of Paul Brink as Chair of the World Gold Council

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX:FNV) (NYSE:FNV) is pleased to announce the appointment of Paul Brink, President & CEO of Franco-Nevada, as Chair of the World Gold Council, the industry association representing the world's leading gold mining companies.

“I am honoured to represent the leading gold producers globally at a time when gold’s relevance has rarely been more evident. The World Gold Council has played a pivotal role in underscoring gold’s enduring role as a strategic reserve asset while broadening access through its gold digitalisation program. I also look forward to continuing to advance the Consolidated Mining Standard Initiative, which will help strengthen trust, transparency and accountability across our industry. I welcome the opportunity to work with David Tait, the World Gold Council team and its Board to further advance this invaluable work.”

David Tait, CEO of the World Gold Council, commented:

“I would like to thank Neal Froneman for his valued contribution as Chair of the World Gold Council, and I am very pleased to welcome Paul Brink to the role. Paul’s experience and deep industry knowledge will be hugely valuable as we continue to champion gold’s role as a strategic asset, strengthen responsible mining and gold industry standards and open up new possibilities for gold in the modern financial system.”

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please visit our website at www.franco-nevada.com or contact:

Bonavie Tek
VP, Finance & Investor Relations
416-306-6309
info@franco-nevada.com

About the World Gold Council

The World Gold Council is a membership organisation that champions the role gold plays as a strategic asset, shaping the future of a responsible and accessible gold supply chain. Its team of experts builds understanding of the use case and possibilities of gold through research, analysis, commentary and insights.

The World Gold Council drives industry progress, shaping policy and setting the standards for a perpetual and sustainable gold market.

For more information on the World Gold Council, please visit www.gold.org.